UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ALTERNUS CLEAN ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

02157G 101

(Cusip Number)

Taliesin Durant

Chief Legal Officer

360 Kingsley Park Drive, Suite 250

Fort Mill, South Carolina

Tel: (803) 280-1468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02157G 101

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Clean Earth Acquisitions Sponsor, LLC (the “Sponsor”)
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
	7	Sole Voting Power: 8,781,667 common stock, par value $0.0001 per share (“Common Stock”)1); 445,000 warrants[2]
Number of Shares Beneficially Owned by Each	8	Shared Voting Power: 0
Reporting Person With	9	Sole Dispositive Power: 8,781,667 common stock, par value $0.0001 per share (“Common Stock”)[1]; 445,000 warrants[2]
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,781,667 common stock, par value $0.0001 per share (“Common Stock”)1); 445,000 warrants[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 11.0%(3), 100%(4)
14	Type of Reporting Person (See Instructions): OO

(1)	Includes (i) up to 7,666,667 shares of our Common Stock (2,555,556 of which are subject to vesting upon the occurrence of certain events) issued to the Sponsor upon conversion on a 1-for-1 basis of 7,666,667 Founder Shares (as defined below, and as further elaborated and discussed in the Company’s registration statement on Form S-1, filed with the Securities and Exchange Commission (the “SEC”), dated January 19, 2024 (the “Registration Statement”)) held by the Sponsor on the closing date of the Business Combination (as is defined in the Registration Statement), and (b) 225,000 Common Stock issued to the Sponsor on the closing date of the Business Combination, pursuant to the conversion of an unsecured promissory note issued to the Sponsor on September 22, 2021.
(2)	Includes 445,000 shares of Common Stock issuable upon exercise of the Warrants.
(3)	Based on 79,670,363 shares of Common Stock outstanding as of January 19, 2024.
(4)	Based on 445,000 private warrants outstanding as of January 19, 2024.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, at a par value of $0.0001 per share (collectively, the “Shares”), of Alternus Clean Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 360 Kingsley Park Drive, Suite 250, Fort Mill, SC 29715.

Item 2.	Identity and Background.

(a), (b) (c)

This Schedule 13D is being filed by Clean Earth Acquisitions Sponsor, LLC , a limited liability company incorporated under the laws of Delaware (the “Reporting Person”). The Reporting Person is managed by its board of managers, none of whom are deemed a beneficial owner of the Issuer’s securities held by the Reporting Person based on the so called “rule of three.” The Sponsor holds approximately 11.0% of the issued and outstanding shares of the Common Stock of the Issuer (79,670,363), as set forth in the Issuer’s Registration Statement, filed with the SEC on January 19, 2024.

The Reporting Person’s business address is 12600 Hill Country Blvd., Building R, Suite 275, Bee Cave, TX 78738.

(d)	During the last five years, the Reporting Persons (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(e)	The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired these Shares pursuant to the transactions contemplated by that certain Business Combination Agreement, dated October 12, 2022 (the “Business Combination Agreement”), as amended, by and among the Issuer (f/k/a/ Clean Earth Acquisitions Corp.), the Reporting Person, and Clean Earth Acquisitions Sponsor LLC, a Delaware limited liability company (the “Sponsor”).

Pursuant to the Business Combination Agreement, on December 22, 2023 (the “Closing Date”) (i) each issued and outstanding Issuer Class A common stock, par value $0.0001 per share (the “SPAC Class A Common Stock”) and the entire 7,666,667 shares of Issuer’ Class B common stock, par value $0.0001 per share (the “SPAC Class B Common Stock” and, together with the SPAC Class A Common Stock, the “SPAC Common Stock”), were canceled and converted into one class of common stock, par value $0.001 per share, of Issuer (“Common Stock”) leading to 7,666,667 shares of Common Stock to the Sponsor, and (ii) 890,000 private placement units held by the Sponsor, issued concurrently with the initial public offering of the Issuer were converted into (a) 890,000 shares of Common Stock and (b) warrants to purchase 445,000 shares of Common Stock at a price of $11.50 per share; and (c) 225,000 Common Stock were issued to the Sponsor on the closing date of the Business Combination, pursuant to the conversion of an unsecured promissory note issued to the Sponsor on September 22, 2021.

The aggregate purchase price for the shares of Common Stock, and the underlying Warrants, currently beneficially owned by the Reporting Person was $8,925,000. The source of these funds was the capital of the Sponsor.

Item 4.	Purpose of Transaction.

In August 2021, the Sponsor purchased an aggregate of 5,750,000 shares of Class B common stock of the Issuer (the “Founder Shares”) for an aggregate purchase price of $25,000. In February 2022, the Issuer effected a 1:1.33333339 stock split of the Founder Shares, resulting in the Sponsor holding 7,666,667 Founder Shares. These Founder Shares, on the Closing Date, converted into 7,666,667 shares of Common Stock of the Issuer.

In February 2022, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased an aggregate of 890,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement dated February 23, 2022, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consisted of one share of Class A Common Stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share. These Placement Units, on the Closing Date, converted into (a) 890,000 shares of Common Stock and (b) warrants to purchase 445,000 shares of Common Stock at a price of $11.50 per share, as is further detailed in the Item 3 of this Schedule 13D, which information is incorporated herein by reference.

On the Closing Date, pursuant to a Promissory Notes by and between the Issuer and the Sponsor, the Company issued 225,000 shares of Common Stock to the Sponsor.

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a)	Amount beneficially owned: 8,781,667 common stock, par value $0.0001 per share (“Common Stock”);
445,000 warrants to purchase Common Stock of the Company (the “Warrants”).

Percentage: 11.0% assuming Warrants do not convert into Common Stock of the Company.

(b)	Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: 8,781,667 Common Stock; and 445,000 Warrants
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 8,781,667 Common Stock; and 445,000 Warrants
Shared power to vote or to direct the vote: 0

The Reporting Person is managed by its Board of Managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the managers is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest.

(c) The Reporting Person has not effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Private Placement Units Purchase Agreement between the Issuer and Sponsor

In February 2022, simultaneously with the consummation of the IPO, the Sponsor purchased 890,000 Placement Units pursuant to the Purchase Agreement. The Placement Units and the securities underlying such Placement Units were subject to a lock up provision in the Purchase Agreement or Insider Letter (described below), which provided that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination. The said Lock-Up provision has now ended, and the current securities issued pursuant to the Placement Units are freely tradeable, and/or available for exercise.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

In February 2022, in connection with the IPO, the Issuer, the Sponsor, and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the parties agreed (A) to vote the Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In February 2022, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights. Pursuant to the said registration rights agreement, the Issuer filed and is now looking to register the securities owned by the Sponsor vide a registration statement on Form S-1, initially filed with the SEC on January 19, 2024.

Once effective, current Sponsor securities, and any underlying securities would be registered under the Securities Act of 1933.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Exhibits

Exhibit 10.1	Private Placement Units Purchase Agreement, dated February 23, 2022, by and between the Issuer and the Sponsor.

Exhibit 10.2	Letter Agreement, dated February 23, 2022, by and among the Issuer, its executive officers, its directors and the Sponsor.

Exhibit 10.3	Registration Rights Agreement, dated February 23, 2022, by and between the Issuer and the Sponsor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2024

CLEAN EARTH ACQUISITIONS SPONSOR, LLC

/s/ Alex Greystoke
By:	Alex Greystoke
Title:	Manager